[Letterhead of TravelCenters of America LLC]

July 6, 2012

VIA EDGAR AND FACSIMILE TRANSMISSION

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-0308

RE:          TravelCenters of America LLC Registration

Statement on Form S-3 (File No. 333-181182)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TravelCenters of America LLC (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, July 11, 2012, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

(a)

should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such Registration Statement; and

(c)

the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

July 6, 2012

Very truly yours,

TRAVELCENTERS OF AMERICA LLC

By:	/s/ Thomas M. O’Brien
	Name:	Thomas M. O’Brien
	Title:	President and Chief Executive Officer